SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

FORTIVE CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

34959J108

(CUSIP Number of Class of Securities)

Daniel B. Kim, Esq.

Vice President – Associate General Counsel and Secretary

6920 Seaway Blvd

Everett, WA 98203

(425) 446-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Thomas W. Greenberg, Esq.	Thomas E. Dunn, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Cravath, Swaine & Moore LLP
Four Times Square	825 8th Ave
New York, New York 10036	New York, New York 10019
(212) 735-3000	(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$1,423,625,000 (1)	$177,241.31 (2)

(1)

Estimated solely for calculating the filing fee, based on the average of the high and low prices of shares of common stock of Altra Industrial Motion Corp., into which the shares of common stock (“Newco common stock”) of Stevens Holding Company, Inc. (“Newco”) will be converted, as reported on the NASDAQ Global Market on August 21, 2018, which amount represents the aggregate value of the shares of common stock of Fortive Corporation to be acquired in the exchange offer described in Newco’s Registration Statement on Form S-4/S-1, which was filed on May 8, 2018 (Registration No. 333-224754), Amendment No. 1 to Newco’s Registration Statement on Form S-4/S-1, which was filed on June 21, 2018, Amendment No. 2 to Newco’s Registration Statement on Form S-4/S-1, which was filed on July 20, 2018, Amendment No. 3 to Newco’s Registration Statement on Form S-4/S-1, which was filed on August 10, 2018, and Amendment No. 4 to Newco’s Registration Statement on Form S-4/S-1, which was filed on August 27, 2018, and calculated as set forth therein, relating to the transactions described in this Schedule TO (collectively, the “Newco Form S-4/S-1”), assuming the offer is fully subscribed.

(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, in connection with the Newco Form S-4/S-1, as set forth therein.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $178,330.69	Filing Party: Altra Industrial Motion Corp.
Form or Registration No.: Form S-4 (Registration No. 333-224750)	Date Filed: May 8, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Fortive Corporation (“Fortive”) with the Securities and Exchange Commission on August 28, 2018.

This Schedule TO relates to the offer by Fortive to exchange all shares of common stock, par value $0.01 per share (“Newco common stock”), of Stevens Holding Company, Inc. (“Newco”) for shares of common stock, par value $0.01 per share, of Fortive (“Fortive common stock”) that are validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below).

Promptly following consummation of the Exchange Offer, a wholly-owned subsidiary of Altra Industrial Motion Corp. (“Altra”) named McHale Acquisition Corp., a Delaware corporation (“Merger Sub”), will be merged with and into Newco, whereby the separate corporate existence of Merger Sub will cease and Newco will continue as the surviving company (the “Merger”). In the Merger, each outstanding share of Newco common stock (except shares of Newco common stock held by Fortive, Newco, Altra or Merger Sub) will be converted into the right to receive shares of common stock, par value $0.001 per share, of Altra (“Altra common stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated August 28, 2018 (the “Prospectus”), the Letter of Transmittal and the Exchange and Transmittal Information Booklet, copies of which are attached hereto as Exhibits (a)(i), (a)(ii) and (a)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”).

In connection with the Exchange Offer, Newco has filed with the Securities and Exchange Commission (the “SEC”), under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-224754) (the “Registration Statement”) to register the shares of Newco common stock offered in exchange for shares of Fortive common stock tendered in the Exchange Offer and to be distributed in any pro rata dividend to the extent that the Exchange Offer is not fully subscribed. Altra has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-224750) to register the shares of Altra common stock into which shares of Newco common stock will be converted in the Merger.

This Amendment No. 1 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

On September 5, 2018, Fortive waived the receipt of an IRS ruling (“IRS Ruling”) addressing the tax consequences of certain aspects of the Debt Exchange (as defined in the Prospectus) as a condition to the closing of the Exchange Offer and the Merger.

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(4)(ii)	Communication to Fortive employees, dated August 28, 2018 (incorporated by reference to Fortive’s Form 425 filed with the Securities and Exchange Commission on August 28, 2018)

(a)(4)(iii)	Press release, August 28, 2018 (incorporated by reference to Fortive’s Form 425 filed with the Securities and Exchange Commission on August 28, 2018)

(a)(4)(iv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 28, 2018 (incorporated by reference to Fortive’s Form 425 filed with the Securities and Exchange Commission on August 28, 2018)

(a)(4)(v)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 29, 2018 (incorporated by reference to Fortive’s Form 425 filed with the Securities and Exchange Commission on August 29, 2018)

(a)(4)(vi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 30, 2018 (incorporated by reference to Fortive’s Form 425 filed with the Securities and Exchange Commission on August 30, 2018)

(a)(4)(vii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 31, 2018 (incorporated by reference to Fortive’s Form 425 filed with the Securities and Exchange Commission on August 31, 2018)

(a)(4)(viii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 4, 2018 (incorporated by reference to Fortive’s Form 425 filed with the Securities and Exchange Commission on September 4, 2018)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORTIVE CORPORATION

By:	/s/ Daniel B. Kim
Name:	Daniel B. Kim
Title:	Vice President – Associate General Counsel and Secretary

Dated: September 5, 2018

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